1611 Telegraph Ave, Suite 1450	www.asyousow.org
Oakland, CA 94612	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corporation
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Chevron Corporation
Vote Yes: Item #5 - Paris Aligned Transition Plan

Annual Meeting: May 29, 2019

CONTACT: Danielle Fugere | DFugere@asyousow.org

THE PROPOSAL

The Proposal asks Chevron to issue a report on how it can reduce its carbon footprint in alignment with the Paris Agreement’s goal of maintaining global warming well below 2 degrees Celsius.

SUMMARY

Climate change presents major economic risks to companies and to global markets. As climate related harm accelerates, economy-wide losses are increasing and negatively impacting shareholders’ portfolios.1 The Wall Street Journal recently labelled PG&E the first climate change-related bankruptcy resulting in major loss of value for investors.2 This is just one example of the rapid climate-related value destruction that will increasingly occur as a result of a warming climate.

To avoid climate-related catastrophic physical and economic harm, the IPCC’s recent special report declares that net emissions of carbon dioxide must fall 45 percent by 2030, reaching "net zero" by 2050.3 The IPCC goals provide a sound benchmark for companies to use in aligning their greenhouse gas emissions with the Paris Agreement’s “well below” 2oC goal.

With this resolution, shareholders seek to understand if and how Chevron plans to reduce its full carbon footprint (including Scope 3 product emissions) in alignment with Paris goals. The outsized and continuing impact of the oil and gas sector, including Chevron, in generating greenhouse gas emissions necessitates clear action. To date, Chevron has not adopted or disclosed plans to align its full range of emissions, including Scope 3 product emissions, in line with the Paris goal of maintaining global warming well below 2oC. Its proposed operational reductions account for a relatively small portion of its total emissions. In fact, Chevron appears to be headed in the wrong direction as it boosts capital expenditures and proposes the purchase of a major oil and gas competitor. These plans will likely result in growing greenhouse gas emissions from the Company, rather than charting the necessary downward course in emissions in line with Paris goals.

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1 The Economist, “The Cost of Inaction: Recognising the value at risk from climate change,” https://eiuperspectives.economist.com/sites/default/files/The%20cost%20of%20inaction_0.pdf, Executive Summary.

2 https://www.wsj.com/articles/pg-e-wildfires-and-the-first-climate-change-bankruptcy-11547820006

3 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

2019 Proxy Memo
Chevron Corp. | Paris Aligned Transition Plan

Given the impact of climate change on the economy, the environment, and human systems, and the short amount of time in which to address it, Chevron has a clear responsibility to its investors to account for whether and how it plans to reduce its ongoing climate contributions in line with the Paris Climate Agreement’s well below 2oC goal.

RATIONALE FOR A “YES” VOTE

1)	Chevron’s failure to shift to a Paris aligned business plan increases global climate risk. In contrast to its peers, Chevron is failing to adapt to the realities inherent in a climate-constrained world. Business models reliant solely on the sale of oil and gas -- a primary driver of climate change – must transition to models that reduce greenhouse gas contributions and align with the mandates of a decarbonizing economy. Chevron has announced certain operational emission reductions, but has no clear plans to reduce product emissions, the largest part of its greenhouse gas footprint. This business model is not in line with the greenhouse gas emissions reductions necessary to achieve Paris goals, exposing the Company and shareholders to avoidable risk.

2)	Chevron does not provide shareholders with sufficient analysis and disclosure on managing its outsized climate footprint. While the Company states that it “shares the concerns of governments and the public about climate change,”[4] it has not disclosed plans to reduce its own substantial greenhouse gas emissions. To reduce its carbon footprint at the scale and pace necessary to align with Paris goals, the Company must begin developing plans now. Fundamental change requires long term planning horizons. Current disclosures do not demonstrate an intent to address Scope 3 product emission reductions, reduce oil and gas development activities,[5] adopt carbon-free energy resources, or otherwise diversify operations in alignment with the goals of the Paris Agreement. If Chevron chooses to adopt a Paris Compliant business plan, it will take time to make the highly strategic and complex business model transitions necessary to align with Paris goals. Chevron should disclose if, and how, it is planning and initiating action now to obtain future, necessary reductions.

3)	Chevron compares poorly to peers that have announced plans to reduce greenhouse gas emissions in alignment with Paris Agreement goals. Peer fossil fuel companies, especially in Europe, are moving much more proactively toward Paris-alignment by disclosing plans and targets to reduce Scope 3 product emissions, diversify business strategies, eliminate high carbon projects, produce renewable energy technologies, and tie executive remuneration to achieving greenhouse gas emission reduction goals. Full disclosure of Paris alignment helps shareholders differentiate among companies and understand whether they are leading or lagging on climate.

4)	The risk that climate change poses to investors is increasingly recognized by financial & regulatory institutions. Shareholders, the business community, investment analysts, the accounting community, and other financial and regulatory actors have begun to acknowledge the growing risk of climate change to investor portfolios. In order to avoid this risk governments, companies, and individuals must address and take responsibility for reducing their own carbon emissions. Chevron is no exception, especially in light of its significant contribution to creating climate risk.

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4 https://www.chevron.com/corporate-responsibility/climate-change

5 https://www.chevron.com/stories/chevron-announces-20-billion-capital-and-exploratory-budget-for-2019

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2019 Proxy Memo
Chevron Corp. | Paris Aligned Transition Plan

DISCUSSION

1)	Chevron’s failure to shift to a Paris aligned business plan increases global climate risk. Chevron’s current business model is centered on the sale of fossil fuel products that have harmed, and will continue to harm, the climate. To meet the global Paris goals of maintaining global warming well below 2[o]C, the IPCC Special Report specifies that global emissions must be reduced 45% by 2030 and reach net-zero globally by 2050. In the IPCC model, use of oil and gas must decline substantially while renewables are projected to supply between 70-85 percent of global power.[6,7] Other studies highlight that emissions of methane, a potent greenhouse gas, may require that natural gas be phased out even faster.[8]

Like other oil and gas companies, Chevron’s investment choices make a difference toward achieving global climate goals. Yet Chevron is failing to demonstrate that it is developing a sufficiently low-carbon business model. The Company provides no future date at which it would significantly reduce the full range of its greenhouse gas emissions (Scope 1-3, including product emissions). In 2018, Chevron expended $18.3 billion on oil and gas related capital expenditures9 and forecasts that in 2019, it will spend $20 billion on carbon-emitting oil and gas projects.10 In addition to this spend, Chevron announced in April 2019 a $33 billion agreement to purchase peer oil and gas company Anadarko Petroleum, expanding its carbon emissions rather than reducing them.11

2)	Chevron does not provide shareholders with sufficient analysis and disclosure on managing its outsized climate footprint. Chevron states it “shares the concerns… about climate change” and “recognize[s] the findings of the Intergovernmental Panel on Climate Change that the use of fossil fuels . . . contribute to increases in global temperatures.”[12] While Chevron describes, in its recent Update to Climate Change Resilience[13] report, how it plans to manage climate risk to the company – from physical risks to its plant and infrastructure, to potential future demand reductions – nowhere does the Company disclose any attempt to systematically reduce its impact to the climate in line with Paris goals, nor does it address the value destruction that its continued greenhouse gas emissions is increasingly likely to cause to the economy and investors’ portfolios.[14]

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6 https://www.ipcc.ch/sr15/chapter/summary-for-policy-makers/

7 https://www.carbonbrief.org/in-depth-qa-ipccs-special-report-on-climate-change-at-one-point-five-c

8 https://www.sei.org/wp-content/uploads/2019/02/principles-for-aligning-fossil-fuel-extraction-w-climate-limits.pdf, p.8

9 https://www.chevron.com/stories/chevron-announces-18-3-billion-capital-and-exploratory-budget-for-2018

10 https://www.chevron.com/stories/chevron-announces-20-billion-capital-and-exploratory-budget-for-2019

11 https://www.chevron.com/stories/chevron-announces-agreement-to-acquire-anadarko. While Chevron notes the increased flexibility this purchase would provide in shutting down wells at low prices, it has not announced an intention to use the purchase to reduce total Company greenhouse emissions.

12 https://www.chevron.com/-/media/shared-media/documents/climate-change-resilience.pdf

13 https://www.chevron.com/-/media/shared-media/documents/update-to-climate-change-resilience.pdf

14 https://www.chevron.com/corporate-responsibility/climate-change/managing-climate-risk

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2019 Proxy Memo
Chevron Corp. | Paris Aligned Transition Plan

Chevron’s disclosures describe that its strategy to address climate change is limited to reducing operational emissions and methane emissions. Chevron’s planned operational emission reductions – 20-25% methane intensity reductions and 25-30% flaring intensity reductions by 2023 from a 2016 baseline[15] – will have a limited impact on Chevron’s company-wide greenhouse gas emissions, because methane accounts for only 5% of its total greenhouse gas footprint.[16] This is substantially below the level of reductions needed to maintain global warming below 1.5[o]. Its other planned reduction measures are similarly related to operational emissions, a small portion of its climate footprint, and thus insufficient to align with Paris’ long-term, well-below 2[o]C goals. According to Chevron’s final CDP disclosures in 2017, the Company states that its gross global operational (Scope 1 and 2) emissions were 64,460,000 metric tons of CO2e (MT CO2e) and its Scope 3 emissions totaled a whopping 364,000,000 MT CO2e.[17] Such data, while incomplete, suggests that Scope 3 emissions comprise around 85% of Chevron’s total footprint. Thus, even if the Company were to reduce operational emissions to zero, which it cannot, the majority of its carbon footprint – product emissions – remain unaddressed.[18]

Chevron does describe various projects and activities that could reduce its total carbon footprint, including Scope 3 emissions, such as joining the Oil and Gas Climate Initiative (OGCI), advancing Carbon Capture Utilization and Storage (CCUS) measures, entering into renewable power purchase agreements, undertaking various biofuels projects, and initiating a $100 million Future Energy Investment Fund.19 However, Chevron fails to describe what level of greenhouse gas emissions might be achieved by these projects and in what time frame they would occur, preventing shareholders from assessing the sufficiency of such measures.

Goldman Sachs’ 2018 report Re-Imagining Big Oils describes diversification scenarios for oil majors to move away from risky carbon-intensive business models. Goldman Sachs argues that oil majors should move toward a low-carbon transition to stay competitive, minimize risk, and even increase profits.20 Chevron’s disclosures lack sufficient information on whether or how it will take any such actions. Instead of demonstrating a plan to align with Paris’ well-below 2o goals over the necessary time frame, Chevron’s short-term business plans and capital investments will lock in carbon emissions for decades to come, making it more difficult for the world to achieve the climate goals that will preserve a livable climate and a stable economy. Given growing awareness that climate change presents major risks to global markets, Chevron’s failure to align its business plan with Paris goals exposes both the Company and shareholders’ portfolios to avoidable risk.

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15 https://www.chevron.com/stories/climate-change-press-release

16 https://www.chevron.com/-/media/shared-media/documents/update-to-climate-change-resilience.pdf

17 Chevron CDP Climate Change Report 2017. Section CC14

18 Chevron CDP Climate Change Report 2017. Section CC9.2 & CC10.2a

19 https://www.chevron.com/-/media/shared-media/documents/update-to-climate-change-resilience.pdf

20 https://www.goldmansachs.com/insights/pages/re-imagining-big-oils.html

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2019 Proxy Memo
Chevron Corp. | Paris Aligned Transition Plan

3)	Chevron compares poorly to peers that have announced plans to reduce emissions in alignment with Paris Agreement goals. Unlike Chevron, other oil and gas companies have been engaging proactively with shareholders and adopting policies to meaningfully reduce their operational and product emissions to align with the Paris Agreement. For example, Royal Dutch Shell announced long-term goals to reduce the greenhouse gas intensity of its energy products by 50 percent along with shorter-term targets that are tied to executive compensation.[21] BP recently agreed to work with investors to align its business strategy with Paris goals, set targets for emissions reductions, and tie executive remuneration to its emissions reductions targets.[22] Total has invested in solar energy and is reducing the carbon intensity of its energy products by between 25-35% by 2040.[23] Equinor (formerly Statoil) is investing in wind energy development[24] and has announced plans to align with Paris goals.[25] Orsted, previously a Danish oil and gas company, sold its oil and gas portfolio and is positioning itself to become the first global ‘green supermajor.’[26] Italian company Eni announced a reforestation project that will span three times the size of the country of Wales to offset emissions and CEO Claudio Descalzi stated that it was a first step and that Eni’s goal was to become fully carbon neutral “across scope one, two and three.”[27]

4)	The risk that climate change poses to investors is increasingly recognized by financial & regulatory institutions. The business community, investment analysts, the accounting community, and others have begun to acknowledge the need to move large carbon emitters to take responsibility for reducing their full carbon footprints. Addressing the oil and gas industry’s outsize impact on climate change is a clear priority.

A 2015 Economist report noted that the asset management industry – and thus the wider community of investors – is facing the prospect of significant losses from the effects of climate change. It highlights the relevance of climate change to the asset management industry and beyond, estimating the value at risk from climate change to the total global stock of manageable assets by 2100 as follows:

The resulting expected losses to these assets identified in our findings, in discounted, present value terms, are valued at US $4.2trn—roughly on a par with the total value of all the world’s listed oil and gas companies or Japan’s entire GDP. This is the average (mean) expected loss, but the value-at-risk calculation includes a wide range of probabilities, and the tail risks are far more serious.28

Mark Carney, Governor of the central Bank of England, has publicly stated that investors face ‘huge’ losses stemming from climate change29 and recently the Bank of England raised awareness of a potential ‘climate Minsky moment’ where asset prices adjust quickly with negative feedback loops with estimated losses of $20 trillion.30 In October of 2018, 18 central banks and supervisors who are members of the Network for Greening the Financial System signed a declaration on climate-risk falling within their mandate.31 The European Central Bank recently told banks that it is counting climate risk as a key threat.32 Significantly, the World Bank has committed to end upstream oil and gas financing starting in 2019 in response to the need to respond to the existential challenge of climate change.33 Investor engagement on climate change is also ramping up—a major example of this is the Climate Action 100+ initiative, backed by more than 320 investors with more than $33 trillion in assets under management, including 87 North American investors, urging companies to contribute to the achievement of Paris Agreement goals, thereby avoiding severe climate-induced market disruptions.34

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21 https://www.shell.com/media/news-and-media-releases/2018/leading-investors-back-shells-climate-targets.html

22 https://cleantechnica.com/2019/02/05/bp-to-support-investor-call-for-alignment-with-paris-agreement/

23 https://www.total.com/sites/default/files/atoms/files/total_climat_2018_en.pdf, p. 35, p. 6

24 https://www.equinor.com/en/how-and-why/climate-change.html

25 https://www.equinor.com/en/news/2019-04-24-climate-action-100plus.html

26 https://www.ft.com/content/57482c0b-db29-3147-9b7e-c522aea02271

27 https://www.ft.com/content/7c4d944e-470d-11e9-b168-96a37d002cd3

28 The Economist, “The Cost of Inaction: Recognizing the value at risk from climate change,” https://eiuperspectives.economist.com/sites/default/files/The%20cost%20of%20inaction_0.pdf, Executive Summary.

29 https://www.ft.com/content/622de3da-66e6-11e5-97d0-1456a776a4f53

30 https://www.bankofengland.co.uk/-/media/boe/files/speech/2019/avoiding-the-storm-climate-change-and-the-financial-system-speech-by-sarah-breeden.pdf?la=en&hash=

AC28DFEFED7B14A197E6B0CB48044D06F4E38E84

31 https://www.ft.com/content/6af35cee-d3a7-11e8-9a3c-5d5eac8f1ab4

32 https://www.ft.com/content/6af35cee-d3a7-11e8-9a3c-5d5eac8f1ab4

33 https://www.worldbank.org/en/news/press-release/2017/12/12/world-bank-group-announcements-at-one-planet-summit

34 https://climateaction100.wordpress.com/about-us/

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2019 Proxy Memo
Chevron Corp. | Paris Aligned Transition Plan

Given the portfolio-wide implications of climate change, investor obligations pertaining to fiduciary duty necessitate responsible consideration of climate impacts. Companies that depend on, and profit from, climate destructive activities, such as the oil and gas industry, represent an increasingly unsound investment strategy. Major investment funds are starting to eschew the fossil fuel firms that are seen to be the most reluctant to change and therefore pose the greatest risk. Recently the giant $1 trillion sovereign wealth fund of Norway signaled an intention to sell around $7.5 billion worth of stock in 134 exploration and production oil and gas companies. The Norwegian Government’s stated intention is to diversify the fund away from oil-exposure.35 The head of ESG investing at Neuberger Berman, which oversees a $304 billion portfolio, recently stated that “there are companies we view as having no real value under a 2-degree scenario.”36 The market is increasingly acknowledging that the oil and gas industry has a limited future; only companies that differentiate by moving to align with globally recognized climate goals will be well-positioned to thrive in a low-carbon energy future. Chevron lags its peers on providing any such assurance.

Tools are being developed to help investors identify carbon risk in portfolios and adopt strategies to reduce related risks. The International Standards Organization is developing a climate finance standard: ISO 14097, which will track the impact of investment decisions on greenhouse gas emissions; measure the alignment of investment and financing decisions with low-carbon transition pathways and the Paris Agreement; and identify the impact of international climate targets or national climate policies on financial value for asset owners. The Paris Agreement Capital Transition Assessment (PACTA) tool aims to measure the current and future alignment of investment portfolios with a 2 degree scenario analysis, allowing investors to measure climate performance and address the challenge of shifting capital towards clean energy investments. Also, the Science Based Targets initiative (SBTi) is currently creating methods and implementation guidance for companies to set targets aligned with Paris.37 In recognition of growing climate risk, the Task Force on Climate-Related Financial Disclosure (TCFD) requires clear and detailed reporting on climate risk.38

RESPONSE TO CHEVRON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

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35 https://qz.com/1568551/all-the-oil-and-gas-companies-norway-plans-to-dump-from-its-trillion-dollar-fund/

36 https://www.bloomberg.com/news/articles/2019-03-18/neuberger-berman-climate-review-finds-big-holes-in-readiness?cmpid=BBD032019_GBIZ&utm_medium=email&utm_

source=newsletter&utm_term=190320&utm_campaign=goodbiz

37 Companies can seek assistance from the SBTi in setting goals. https://sciencebasedtargets.org/

38 https://www.fsb-tcfd.org/

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2019 Proxy Memo
Chevron Corp. | Paris Aligned Transition Plan

Chevron’s Board of Directors (“the Board”) recommends a vote against this shareholder proposal, claiming that the requested report would be “an unnecessary and inefficient use of Chevron’s resources… [and] detrimental to the interests of stockholders.” To the contrary, the value of such a report to the Company and to shareholders far outweighs any such cost.

A description of whether and how Chevron is pursuing strategies to align with Paris’ well below 2oC goal is necessary to shareholders to understand: (1) the Company’s ability to avoid climate risk and capture new opportunities and (2) its intention to reduce its full climate footprint at the scale and pace necessary to help meet global climate imperatives. Given that the world has a little over a decade to prevent debilitating warming, no company is exempt from participating -- and the rate and magnitude of change made by each company matters. The decrease in each company’s greenhouse gas emissions must be significant and must occur at the pace necessary to preserve a livable planet, a stable economy, and strong investor portfolios.

Chevron is competing with a number of other oil and gas companies that have pledged to reduce their greenhouse gas emissions, including Scope 3 product emissions, in line with global imperatives; many have already initiated new paths forward. Investors, especially long-term institutional investors, will protect their portfolios and their beneficiaries by taking company emission reduction commitments and plans into account in making investment decisions. Limited reductions are not sufficient to protect shareholder portfolios.

Chevron argues and the Proponent agrees that there are many paths to ensuring that the Paris goal of maintaining warming below 1.5oC is met; shareholders ask that Chevron fully disclose its own path in aligning with this goal. Chevron’s last report outlined how it intends to avoid climate risk to the Company – for example by being a low-cost producer and moving toward shale resources that provide greater flexibility. Shareholders now ask whether and how the Company intends to affirmatively reduce the risk its emissions, including product emissions, are causing to the climate and to investor portfolios.

Contrary to representing an “activist agenda,” it is practical and necessary for shareholders to urge Chevron to investigate and plan to expeditiously reduce the full scope of the Company’s greenhouse gas emissions in line with Paris goals. As indicated by the growing number and type of shareholder engagements on climate change, information about the scale and pace of a Company’s greenhouse gas reduction activities is fundamental to good investment planning.

CONCLUSION

Vote “Yes” on this Shareholder Proposal regarding aligning business plans with the Paris Climate Change Agreement.

Shareholders must seek meaningful and direct action from Chevron – and every company with significant greenhouse gas emissions – at the scale and pace necessary to avoid pushing past science-based climate limits. In a world where oil and gas companies are beginning to differentiate their business plans in response to climate imperatives, full disclosure is critical.

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2019 Proxy Memo
Chevron Corp. | Paris Aligned Transition Plan

Chevron has disclosed no clear plans to align its business plan with global goals to maintain warming well below 2oC. Its limited operational greenhouse gas reductions do not meet this standard. Without full and clear information from the Company, it is fair for shareholders to assume that Chevron plans to operate in a manner that creates continuing climate risk to the climate and therefore to shareholder portfolios. Shareholders urge strong support for this proposal, which will bring increased transparency about Chevron’s business plans.

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